UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-11333

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KAYDON CORPORATION EMPLOYEE STOCK

OWNERSHIP AND THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KAYDON CORPORATION

2723 SOUTH STATE STREET

SUITE 300

ANN ARBOR, MI 48104

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Index to Financial Statements and

Supplemental Schedule

December 31, 2012 and 2011 and

Year ended December 31, 2012

The following documents are attached hereto as exhibits:

In accordance with the instruction to this Form 11-K, plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Kaydon Corporation, as Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kaydon Corporation Employee Stock Ownership and Thrift Plan

Date: June 26, 2013

By:	/s/ Debra K. Crane
Debra K. Crane
Vice President, Administration and Corporate Secretary,
On behalf of Kaydon Corporation as Plan Administrator

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Kaydon Corporation Employee Stock Ownership and Thrift Plan

December 31, 2012 and 2011, and Year Ended December 31, 2012

With Report of Independent Registered Public Accounting Firm

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Audited Financial Statements and

Supplemental Schedule

December 31, 2012 and 2011, and

Year Ended December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

Kaydon Corporation Employee Stock

Ownership and Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Kaydon Corporation Employee Stock Ownership and Thrift Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan

June 26, 2013

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	December 31,
	2012	2011
Assets
Investments, at fair value:
Mutual funds	$52,023,722	$45,483,694
Kaydon Corporation common stock	6,555,142	6,754,555

Total investments	58,578,864	52,238,249

Receivables:
Notes receivable from participants	1,342,491	1,241,399
Other receivable	257,403	4,357
Dividend receivable	—	44,376

Total assets	60,178,758	53,528,381

Liabilities
Corrective distributions	8,655	16,609

Total liabilities	8,655	16,609

Net assets reflecting all investments at fair value	$60,170,103	$53,511,772

Net assets available for benefits	$60,170,103	$53,511,772

See accompanying notes.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

Additions
Participant contributions	$3,973,066
Interest and dividend income on investments	3,654,558
Interest income on notes receivable from participants	53,799
Employer contributions	719,561

Total additions	8,400,984

Deductions
Benefit payments to participants	5,294,453
Administrative expenses	20,234

Total deductions	5,314,687

Net appreciation in fair value of investments	3,572,034

Net increase	6,658,331
Net assets available for benefits at beginning of year	53,511,772

Net assets available for benefits at end of year	$60,170,103

See accompanying notes.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2012 and 2011, and

Year Ended December 31, 2012

1. Description of Plan

The following description of the Kaydon Corporation Employee Stock Ownership and Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined contribution plan. Regular full-time and part-time employees of Kaydon Corporation and its subsidiaries and affiliates (the “Company”), excluding employees of the collectively bargained group of Canfield Technologies Inc., and foreign subsidiaries are eligible to participate in the Plan (“eligible employees”) after meeting certain age and service requirements. Eligible employees are able to participate in the Plan following attainment of age 18 and completion of at least one hour of service. Eligible employees, who do not affirmatively elect to participate in the Plan, are automatically enrolled in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended effective September 4, 2012 such that employees of Fabreeka International, Inc. and Tech Products Corporation became eligible to participate in the Plan.

The Plan’s trustee and recordkeeper is Fidelity Management Trust Company (“Fidelity”).

Contributions

Participants may authorize the Company to make tax deferred elective contributions on their behalf of not less than 1 percent nor more than 50 percent of their compensation, subject to the limitations established by the Internal Revenue Code (“IRC”). Participants, who are automatically enrolled in the Plan, contribute 3 percent of their salary to the Plan with their contributions being automatically invested in the age appropriate life cycle fund until and unless the participant elects an alternative contribution rate and/or investment options. The maximum allowable contribution for the year, including pre-tax employee contributions, employer matching, and discretionary profit sharing contributions, was the lesser of 100 percent of compensation or the applicable limit established by the IRC.

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2012 and 2011, and

Year Ended December 31, 2012

The Company may make discretionary contributions to the Plan. During 2012 and 2011, the Company contributed a matching contribution on employee elective contributions, excluding catch-up contributions available to employees 50 years of age or older, equal to:

•

25 percent of elective contributions to eligible employees at Canfield Technologies, Inc., Indiana Precision, Inc. and Tridan International, Inc. based on compensation earned during all of 2012 and 2011.

•

100 percent of elective contributions each payroll period, to a maximum of 3 percent of compensation, to all other eligible employees who were not already benefiting from an employer-funded retirement benefit. Employees eligible for this match included:

•

Employees last hired on or after November 1, 2010 by Industrial Tectonics, Inc. and included in the collective bargaining unit represented by the International Union Automobile, Aerospace and Agricultural Implement Workers of America, UAW, Local #38, based on compensation paid after January 1, 2011.

•

Employees last hired on or after December 5, 2009 by Kaydon Corporation and included in the collective bargaining unit represented by the International Association of Machinists and Aerospace Workers, AFL-CIO, Local Lodge #2597, based on compensation paid after September 4, 2011.

•	Employees based on compensation paid after January 1, 2011, and employed by:

•	ACE Controls, Inc.

•	Avon Bearings Corporation

•	Purafil, Inc.

•	Employees last hired on or after March 15, 2009, based on compensation paid after January 1, 2011, and employed by:

•	Kaydon Corporation

•	Industrial Tectonics, Inc.

•	Kaydon Custom Filtration Corporation

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2012 and 2011, and

Year Ended December 31, 2012

•	Kaydon Ring & Seal, Inc.

•	The Cooper Split Roller Bearing Corporation

•	Employees last hired on or after September 4, 2012 by Fabreeka International, Inc. or Tech Products Corporation, based on compensation paid after that date.

There were no other discretionary contributions for the 2012 plan year; all matching employer contributions were contributed in 2012 and there was no related employer contribution receivable asset at December 31, 2012 and 2011.

Participant Accounts

Individual accounts are maintained for each participant to reflect the participants’ contributions, the employer contributions, investment earnings/losses, and certain administrative expenses. All amounts in participant accounts are participant directed. Investment earnings/losses are allocated based on each participant’s relative account balance within the respective fund. A participant forfeits the non-vested portion of employer contributions upon five consecutive breaks in service (a single break in service is defined as a plan year during which a participant fails to complete 501 hours of service). Forfeited amounts are applied to reduce future employer contributions or to pay Plan administrative expenses and totaled $93,155 and $42,976 at December 31, 2012 and 2011, respectively.

Vesting

Participants have a non-forfeitable right to their contributions and any earnings thereon. Any employer contributions vest over a six-year period – 10 percent after one year, 20 percent after two years, and 20 percent for each additional year to a maximum of 100 percent. Employees hired prior to June 1, 2010, who participated in the Purafil, Inc. or Avon Bearings Corporation 401(k) Profit Sharing Plans, vest in their employer contributions under the provisions of their prior plans (4-year graded vesting for Purafil, Inc. and 5-year graded vesting for Avon Bearings Corporation 401(k) Profit Sharing Plans). A participant who terminates employment due to death, disability, or normal retirement shall be 100 percent vested in any employer contributions.

Notes Receivable from Participants

The 401(k) profit sharing plans of both Avon Bearings Corporation and Purafil, Inc. offered loans prior to their merger into the Plan. Loans existing prior to the merger were allowed to continue under their existing terms until repaid.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2012 and 2011, and

Year Ended December 31, 2012

In December 2010, the Plan was amended to allow all participants to borrow from their 401(k) account effective January 1, 2011. Participants may borrow a minimum of $1,000 up to a maximum of 50 percent of the participant’s vested account balance (not to exceed $50,000, or such lesser amount as required by the IRC). The interest rate is determined quarterly and is equal to the prime rate plus 1 percent. Payments on participants’ loans are made through payroll deductions. Participants are charged a nominal fee related to the processing of loans which are used to offset a portion of the associated administrative costs.

Loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 10.0 percent.

Payment of Benefits

Participants may elect to have benefits paid via distribution of the Company’s common stock, cash or a combination thereof, subject to the provisions of the Plan. The payment date, unless postponed by the participant (or beneficiary in the case of a participant’s death), must be not later than sixty days after the end of the plan year in which the participant attains age 65, retires, terminates or dies, contingent upon completion of the required distribution paperwork. Distributions for terminated and retired participants may be deferred until April 1st following the date the participant reaches the age of 70 1/2 if the value of the distribution exceeds $1,000. Active participants may continue to contribute into the Plan as long as they are employed by the Company. As described in the Plan, in certain hardship situations or upon attainment of age 59 1/2, participants may withdraw a portion of their account balance while actively employed.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to their account and is notified prior to the time that such rights are requested to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by a participant.

Plan Termination

Although it has not expressed the intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Expenses arising from termination would be allocated to the participants’ accounts in accordance with the Plan and the IRC.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2012 and 2011, and

Year Ended December 31, 2012

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Reclassifications

When appropriate certain items in the prior year financial statements may be reclassified to conform to the presentation used in the current year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants accrues at the prime rate plus one percent (certain loans existing prior to plan mergers bear interest at rates that range from 5.25 percent to 10.0 percent) and is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments, the Plan administrator will deem the participant loan to be a benefit payment and the participant loan balance will be reduced and a benefit payment recorded.

Corrective Distributions

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding deduction from participant contributions in the Statement of Changes in Net Assets Available for Benefits. The Plan distributed excess contributions made during 2012 to the applicable participants on March 6, 2013 and April 10, 2013.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2012 and 2011, and

Year Ended December 31, 2012

Administrative Expenses

Although not required to do so, the Company paid certain administrative expenses of the Plan during 2012. The remaining administrative expenses were paid for out of Plan assets.

Investment Valuation

The Plan offers diversified investment options to its participants including publicly traded mutual funds and Kaydon Corporation common stock. The Plan’s investments are stated at fair value. All mutual fund investments and Kaydon Corporation common stock were valued at quoted market prices on the last business day of the plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investments can be redeemed on a daily basis.

Guidance from the Financial Accounting Standards Board (the “FASB”) on fair value measurements includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2012 and 2011, and

Year Ended December 31, 2012

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011:

		Fair Value Measurement at December 31, 2012 Using:
	Total Fair Value Measurement at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Life Cycle Funds	$31,284,890	$31,284,890	—	—
Domestic Equity Funds
– Small Cap	3,848,939	3,848,939	—	—
– Large Cap	4,590,672	4,590,672	—	—
Bond Fund	6,913,220	6,913,220	—	—
Short Term Money Market	3,511,846	3,511,846	—	—
International Equity Fund	1,874,155	1,874,155	—	—
Kaydon Corporation common stock	6,555,142	6,555,142	—	—

Total investments at fair value	$58,578,864	$58,578,864	—	—

		Fair Value Measurement at December 31, 2011 Using:
	Total Fair Value Measurement at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Life Cycle Funds	$26,605,186	$26,605,186	—	—
Domestic Equity Funds
– Small Cap	3,667,614	3,667,614	—	—
– Large Cap	5,108,566	5,108,566	—	—
Bond Fund	5,561,110	5,561,110	—	—
Short Term Money Market Fund	2,890,043	2,890,043	—	—
International Equity Fund	1,651,175	1,651,175	—	—
Kaydon Corporation common stock	6,754,555	6,754,555	—	—

Total investments at fair value	$52,238,249	$52,238,249	—	—

Kaydon Corporation common stock and all mutual fund investments held through Fidelity are publicly traded and are considered level 1 assets in the fair value hierarchy.

Plan participant accounts are self directed and the investment options include mutual funds and Company common stock. Life Cycle Funds are mutual funds which use an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. Domestic equity funds consist of investments in small capitalization and large capitalization U.S. common stock. The Bond Fund holdings consist principally of a diversified mix of investment-grade fixed income securities of varying maturities. The Short Term Money Market normally consists of at least 80 percent U.S. Government securities and repurchase agreements for those securities. The International Equity Fund holdings consist primarily of foreign securities or depository receipts of foreign securities.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2012 and 2011, and

Year Ended December 31, 2012

3. Investments

Investments that represent 5 percent or more of the fair value of the Plan’s assets are as follows:

	December 31,
	2012	2011
T. Rowe Price Retirement 2020 Fund	$7,134,029	$6,043,661
Pimco Total Return Fund	6,913,220	5,561,110
T. Rowe Price Retirement 2025 Fund	6,832,535	5,228,245
Kaydon Corporation common stock	6,555,142	6,754,555
T. Rowe Price Retirement 2030 Fund	5,416,043	4,426,913
Fidelity Retirement Government Money Market Fund	3,511,846	2,890,043
T. Rowe Price Retirement 2015 Fund	3,229,521	3,658,550

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value by $3,572,034 as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Mutual funds	$5,156,944
Kaydon Corporation common stock	(1,584,910)

$3,572,034

4. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements at December 31, 2012	$60,170,103
Less dividends receivable at December 31, 2012	—

Net assets available for benefits per the Form 5500 at December 31, 2012	$60,170,103

Net assets available for benefits per the financial statements at December 31, 2011	$53,511,772
Less dividends receivable at December 31, 2011	(44,376)

Net assets available for benefits per the Form 5500 at December 31, 2011	$53,467,396

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2012 and 2011, and

Year Ended December 31, 2012

The following is a reconciliation of interest and dividends on investments per the financial statements to the Form 5500 for the year ended December 31, 2012:

Interest and dividends on investments paid to the Plan per the financial statements	$3,654,558
Add dividends receivable at December 31, 2011	44,376
Less dividends receivable at December 31, 2012	—

Interest and dividends on investments paid to the Plan per the Form 5500	$3,698,934

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

6. Related Party Transactions

The Plan holds units of mutual fund investments managed by Fidelity, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2012, the Plan received $2,474,529 in common stock dividends from the Company, which included a special dividend of $10.50 per share on March 26, 2012. In addition, the Company paid the fourth quarter 2012 dividend in December of 2012.

7. Tax Status

The Plan has received a determination letter from the IRS dated May 23, 2012, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

Notes to Financial Statements

December 31, 2012 and 2011, and

Year Ended December 31, 2012

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8. New Accounting Pronouncements and Recently Adopted Accounting Pronouncements

In May 2011, the FASB issued new accounting guidance to converge the fair value measurement guidance in U. S. generally accepted accounting principles and International Financial Reporting Standards. In addition, the new guidance requires additional fair value disclosures. The guidance was effective for annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Plan.

9. Other Receivable

The Plan recorded a $257,403 other receivable balance representing an uncompleted trade at December 31, 2012. In late 2012, a participant directed the reallocation of certain assets between investments. The sale of the original investment position was completed at December 31, 2012 and was removed from the related investment total. The purchase of the new investment position was not completed until January 2013, and not included in the new investment total at December 31, 2012; therefore the uncompleted purchase was an other receivable at December 31, 2012.

Kaydon Corporation

Employee Stock Ownership and Thrift Plan

EIN #13-3186040 Plan #002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*Fidelity Investments Institutional Operations Company, Inc.
	T. Rowe Price Retirement 2020 Fund		$7,134,029
	T. Rowe Price Retirement 2025 Fund		6,832,535
	Pimco Total Return Fund		6,913,220
	T. Rowe Price Retirement 2015 Fund		3,229,521
	T. Rowe Price Retirement 2030 Fund		5,416,043
	Fidelity Retirement Government Money Market Fund		3,511,846
	T. Rowe Price Retirement 2010 Fund		2,402,941
	T. Rowe Price Small-Cap Value Fund		2,155,149
	Thornburg International Value Fund		1,874,155
	Prudential Jennison Small Company Fund		1,693,790
	Dodge & Cox Stock Fund		1,994,133
	T. Rowe Price Retirement 2035 Fund		1,879,951
	Fidelity Spartan 500 Index Fund		2,260,373
	T. Rowe Price Retirement 2040 Fund		1,673,099
	T. Rowe Price Retirement Income Fund		893,990
	T. Rowe Price Retirement 2045 Fund		863,854
	T. Rowe Price Retirement 2005 Fund		563,295
	T. Rowe Price Blue Chip Growth Fund		336,166
	T. Rowe Price Retirement 2050 Fund		249,740
	T. Rowe Price Retirement 2055 Fund		145,892

*Kaydon Corporation	Kaydon Corporation common stock		6,555,142

*Participant loans	Interest rates range from 4.25% to 10.00%, with various maturity dates	$—	1,342,491

			$59,921,355

*Party-in-interest

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm